Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

RECEIVED
2005 AUG -3 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05010154

Murten, 25.07.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press release
Murten, July 22, 2005

Saia-Burgess Electronics Holding AG: Board of Directors issues a clear rejection of the hostile takeover bid from Sumida

The Board of Directors and Group Management of Saia-Burgess Electronics Holding AG have taken note of the unwelcome and unsolicited bid, published today, through which the Japanese Sumida Corp. wishes to acquire the entire share capital of Saia-Burgess at a price of CHF 950.– per share. Following an initial examination of the bid, Board of Directors and Group Management do not see any significant changes compared with the pre-announcement that was published on June 30, resp. July 5, 2005.

Swiss alternatives being examined

The Saia-Burgess Board of Directors therefore reaffirms its view that the bid is to be rejected. It remains convinced that a takeover by Sumida is not an attractive alternative for any of the target groups concerned (shareholders, employees, customers). The Board of Directors will deal in detail with the bid in its report to be published by no later than August 11, 2005 and set out information on the status of alternatives currently being examined as well as clarification of a programme for a share buy-back.

The main reasons for rejecting the bid

1. The price offered of CHF 950.– per share does not reflect the value of the company. The target sales growth of Saia-Burgess of CHF 1 billion by 2008, with an EBITA margin of 10 percent, will create clear added value for the shareholders.
2. The intentions expressed by Sumida regarding its plans with Saia-Burgess are neither transparent nor plausible. As such there is no evidence of any sustainable synergy potential between Saia-Burgess and Sumida as there is no common ground between the two companies either in the markets they service or the products offered or consequently in the area of research and development. The claim by Sumida that it could help Saia-Burgess to develop the automotive market in Asia is contradicted by the fact that in this market segment Sumida only has sales of approx. just CHF 20 million or around 4 percent of total sales and has no access to the Japanese automobile manufacturers. By contrast - without any outside help - in the current year Saia-Burgess will in fact generate sales of around CHF 15 million in Asia.

3. A takeover by Sumida would put in doubt the continued, consistent implementation of the clearly defined Saia-Burgess growth strategy which has proven successful in the past. As Sumida would be financing the takeover exclusively through borrowings which implicates a huge indebtedness, Saia-Burgess would have to use in future a large part of its cash flow to service the debt. For certain shareholder groups this type of financing also entails the risk of indirect partial liquidation.
4. Although Saia-Burgess has communicated its basic willingness, Sumida has declined so far discussions in order to clarify outstanding questions - the Murten site, implications for the employees, majority/minority, synergies, financing of the growth strategy, management etc. This attitude conflicts with the statements of Sumida, published several times in the media, to hold talks with Saia-Burgess.

The Board of Directors recommends the shareholders of Saia-Burgess Electronics Holding AG to hold on to their shares. In any event they should not sell them prior to the Extraordinary General Meeting which is expected to be held on August 30, 2005.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Agenda

02.08.05	Publication of the Half-Year Results and Conference Call
30.08.05	Extraordinary General Meeting in Murten

Special website 'Unwelcome takeover bid'

All information in connection with the hostile takeover bid announced by the Japanese Sumida Corp. on June 30, 2005 is published on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with more than 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.